September 14, 2017

VIA EDGAR
Ms. Beverly A. Singleton
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
 Washington, D.C.  20549

          Re:Ship Finance International Limited
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed April 13, 2017
File No. 001-32199
Dear Ms. Singleton:
This confirms that, at our request, you have set the Company's new response date to your letter dated September 12, 2017 at October 12, 2017.
Thank you for your kind cooperation.
Very truly yours, SEWARD & KISSEL, LLP By:/s/ Gary J. Wolfe Gary J. Wolfe, Esq.
cc: Ms. Melissa Raminpour Ms. Claire L. Erlanger